EX-77(d)

                 Policies with Respect to Security Investments

Effective November 1, 2006, the strategies for ING Strategic Allocation Portfolios were amended to allow the Portfolios to invest in other investment companies in order to permit each fund to invest end-of-day cash balances into affiliated ING money market funds, including ING Institutional Prime Money Market Fund.